August 26, 2008

Rebecca A. Marquigny

Senior Counsel

Office of Insurance Products

Securities and Exchange Commission

Station Place I

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Guardian Separate Account N Initial Registration Statement Filed on Form N-6 (Filing Nos. 333-151073 & 811-09725

Dear Ms. Marquigny:

Your verbal comments, received on August 5, 2008, regarding Pre-Effective Amendment No. 1 to the above-referenced Registration Statement filing are addressed below. I have summarized the comments and followed each with our response. Page references for our responses reflect the page number where its implementation may be found in the courtesy copy to be provided to you after filing of Pre-Effective Amendment No. 2 for File Number 333-151073.

1. Policy Summary (p. 1). You have requested that we delete the phrase “…and the terms of your VUL policy” from the introductory paragraph to this section. Even though we have noted throughout the prospectus where state variations may occur, leaving this language in the prospectus might still imply that there may be differences that have not been disclosed. You also requested that we provide a representation that the material provisions of the contract are contained in the prospectus.

Response (Policy Summary page: 1): We have deleted the language from the introductory paragraph.

Further, we represent that the material provisions of the contract are contained in the prospectus.

2. Policy Summary, continued (p. 1 and various pages throughout). Further, you have requested that we expand upon the generic qualifier — (“This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.”) — inserted into the sections of the prospectus where state variations occur by identifying the specific nature of the variation.

The sections where we have identified variations in response to this comment are:

•	Cancelling your policy (pages 5, 61).

Response: At page 5: This section already contained language specifying the variable provision in that it stated, after giving the standard free look period, that “[l]onger periods may apply in some states. You should refer to your Policy for further details.”

At page 61: This section was revised to match page 5.

•	Could Your Policy Lapse (page 5).

Response: At page 5, the second and third paragraphs under the heading “Could Your Policy Lapse” have been rewritten as follows:

If we see that your Policy is in danger of lapsing, we will warn you 30 days in advance. We will tell you the amount of the required payment that you must pay in order to keep you Policy in force, and we will keep you Policy in force if we receive the required payment by the date requested. See “Default.”

Depending on the state in which your Policy is issued, you may receive more than 30 days notice that your Policy is in danger of lapsing. You should refer to your Policy for further details.

•	Backdating (page 11).

Response: The second paragraph of this section has been revised to read: “Certain states may not permit us to backdate a Policy. You should refer to your Policy for further details.”

•	Values Associated with Your Policy (Alternate Cash Surrender Value and Net Cash Surrender Value) (page 17) and Surrendering Your Policy (page 41).

Response: At page 17, we have revised the paragraph above the example to read as follows: “Some states may require that the benefit provided by the Alternate Net Cash Surrender Value be available even if the Policy is surrendered in a Section 1035 exchange. You should refer to your Policy for further details.”

•	Default (page 20)

Response: The second paragraph under the heading “Default” has been revised to read as follows:

We will tell you that your Policy has entered the grace period and is in danger of lapsing, and the required payment you must make to keep it from lapsing, 30 days before the end of the grace period. Your required payment will be the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero. If we do not receive this required payment by the end of the grace period, your Policy will lapse without value. Depending on the state in which your Policy is issued, you may receive more than 30 days notice that your Policy is in danger of lapsing. You should refer to your Policy for further details.

•	Reinstatement (page 21-22)

Response: At page 22, we have revised the last paragraph of the section titled “Reinstating Your Policy” to read as follows: “The interest rate payable on amounts by which the Policy Account Value minus Policy Debt is less than zero may vary by state law. You should refer to your Policy for further details.”

•	Policy loans (page 36-37)

Response: At page 37, we have deleted the paragraph “This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.” At page 36, in the first paragraph following the set of 5 bullet points, we have added the following sentence: “This amount may vary in some states. You should consult your Policy for further details.

•	Transfers (page 42-43)

Response: At page 43, upon further consideration of this section, we have removed any reference to state variations.

•	Policy Proceeds (page 47-48)

Response: Upon review of this section, we have determined that there are two areas that need clarification. First, at page 47, after the second set of bullets, we have added the following language:

See “Limits To GIAC’s Right To Challenge a Policy” for information on how your death benefit could be adjusted as a result of suicide or misstatement of age or sex.

Second, at page 48, in the section “Delay of General Account Proceeds and Other Transactions,” we have revised the last two sentences of the first paragraph to read as follows:

“Our ability to delay either paying these proceeds or effecting other transactions may vary by state law. You should refer to your Policy for details.”

•	Deferrals (page 48)

Response: At page 48, we have deleted the last paragraph of the Section titled “Policy Proceeds” (right above “Exchanging a Policy”). In addition we have revised the paragraph titled “Delay of General Account Proceeds and Other Transactions,” to read as follows:

“Delay of General Account Proceeds and Other Transactions. If the payment of proceeds or transactions affect your Policy Account Value in the fixed-rate option, then state law may permit us to postpone processing requests for allocations of Net Premiums, transfers, loans, death benefits, withdrawals or other payments for up to six months from the date of your request. Our ability to delay paying these proceeds and other transactions may vary by state law. You should refer to your Policy for details.”

These laws were enacted may years ago to help insurance companies in the event of a liquidity crisis. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See “Transfers from the Fixed-Rate Option.”

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.”

•	Incontestability (page 60)

Response: At page 60, the last paragraph of the section titled “Incontestability” has been revised to read: “The period of time during which we can challenge the Policy or any increase in Total Face Amount may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.”

•	Suicide (page 60)

Response: At page 60, the last paragraph of the section titled “Suicide exclusion” has been revised to read: “The period during which our liability is limited when the insured’s death results from suicide may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.”

3. Transaction Fee Table (p. 6).

a.	Premium Charge. You have requested that we delete the reference to “Policy Years 1-10” in the chart under “Amount Deducted.”

Response (page 6): We have deleted the heading “Policy Years 1-10.” This has necessitated moving the “footnote 2” reference and we have put that reference at the end of the bulleted charges in that section as follows:

•	9% of premiums paid up to one Target Premium [2],[3]

•	5% of premiums paid in excess of one Target Premium [2],[3]

b.	Footnote 3-regarding Target Premiums. You have requested that we state the maximum Target Premium for this Policy.

Response (page 6): Footnote 3 now reads as follows:

The amount of the Target Premium for a Policy depends on the insured’s age, underwriting class and sex (unless gender neutral rates are required by law). The minimum Target Premium is $17.06 per $1,000 of Basic Face Amount. The maximum Target Premium is $167.88 per $1,000 of Basic Face Amount.

With this filing we are requesting acceleration of this filing’s effective date to September 2, 2008 and we have filed with this Pre-Effective Amendment # 2 EDGAR correspondence acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe this addresses the issues raised in our phone call of August 5, 2008. We have included in this filing all remaining items and exhibits including financial statements, the remainder of the Participation Agreements, the remaining distribution agreements, consent of counsel, consent of auditors, and actuarial letter.

I look forward to hearing from you upon your return for vacation in anticipation of a September 2, 2008 effective date.

Very truly yours

Sheri L. Kocen

Senior Counsel

The Guardian Life Insurance Company of America

7 Hanover Square

New York, NY 10004

Phone: (212) 598-7469

Fax: (212) 919-2691

E-mail: sheri_kocen@glic.com